

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Via E-mail
Bart Demosky
Chief Financial Officer
Suncor Energy Inc.
112 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V5

>   **Re: Suncor Energy Inc.**
>   **Form 40-F for Fiscal Year Ended December 31, 2009**
>   **Filed March 5, 2010**
>   **File No. 1-12384**

Dear Mr. Demosky:

    We have completed our review of your Form 40-K and related filings and have no further comments at this time.

>   Sincerely,
>
>   /s/ H. Roger Schwall
>
>   H. Roger Schwall
>   Assistant Director